

May 4, 2011

Thomas R. Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street, P.O Box 250
Shippensburg, PA 17257

Re: **Orrstown Financial Services, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 11, 2011
        Form 8-K Filed March 22, 2010
        File No. 1-34292

Dear Mr. Quinn:

    We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, Risk Elements page 45

1. We note your response to comment 2 in our letter dated March 25, 2011. Please provide us with additional information on these four lending relationships in order to support the company's position that these loans should not be classified as being impaired due to the financial strength and willingness of the guarantors to

meet the financial obligations under the loans. In your response, please also address the following:

- The overall nature and terms of each of these four lending relationships;
- Information supporting the Company's belief that the guarantors are willing to perform;
- The current payment status as well as overall payment history to date;
- Whether the guarantors have performed previously on these specific lending credits;
- Collateral analysis for each of the four lending relationships supporting the Company's position that the loans are not impaired; and
- Whether the Company actually receives updated annual financial information from each of the respective guarantors in each of the lending relationships.

Form 8-K filed March 22, 2010

2. We note the disclosures included within this Form 8-K. Please provide us with an updated status of the Company's collection efforts on the loans previously made to Yorktown Funding from the point in time they filed Bankruptcy through the date of your response. Your response should also address the following:
   - Whether the loans to Yorktown Funding were ever actually secured by the pledges of the construction loans and the mortgages securing the construction loans extended by Yorktown;
   - Whether the Bank has made a determination as to whether they are a secured or unsecured creditor;
   - Provide us with a detailed ALLL activity analysis reflective of activity within each quarterly period since the Company filed for bankruptcy;
   - Provide us with a detailed quarterly collateral valuation analysis and a textual explanation of how and why this analysis is consistent with the judgments and determinations you made regarding the ALLL activity denoted in the preceding bullet point; and
   - Address whether and to what extent the Company has given any consideration to personal guarantors.

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You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

John P. Nolan
Sr Asst. Chief Accountant